FOIA Confidential Treatment
Has Been Requested by RTI International Metals, Inc.
Pursuant to 17 CFR 200.83
February 14, 2011
BY FACSIMILE AND EDGAR SUBMISSION
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Mail Stop 4631
Washington, D.C. 20549-7010
Attn.: Mr. John Cash, Accounting Branch Chief
Re:	RTI International Metals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Forms 10-Q for the Fiscal Quarters Ended March 31, 2010, June 30, 2010 and September 30, 2010
Form 8-K filed December 8, 2010
File No. 001-14437
Dear Mr. Cash:
     Enclosed please find our responses to the comments set forth in the letter dated February 4, 2011 from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), responding to our initial response letter dated January 7, 2011, with respect to the above-referenced documents. References to the “Company”, “we”, or “our” in this letter refer to RTI International Metals, Inc. and its consolidated subsidiaries. This response letter has been filed on EDGAR, and a copy has been sent by facsimile. Please note that the Company is providing a portion of its response to Comment 1 pursuant to Rule 83 of the Commission’s Rules of Practice, and requests confidential treatment for the redacted portions of the response, which are indicated herein as [*]. Please promptly inform me of any request for disclosure of all or a portion of such material made pursuant to the Freedom of Information Act or otherwise, so that the Company may substantiate the foregoing request for confidential treatment in accordance with Rule 83. A copy of this request is also being delivered to the Freedom of Information Act Officer of the Commission.
     As requested by the Staff, the Company hereby acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     All responses set forth below are keyed to the sequential numbering of the comments and to the

Securities and Exchange Commission
February 14, 2011

headings used in the Staff’s letter. The Staff’s comments are in bold and our responses and supplemental information are in regular type.
Form 10-Q for the Fiscal Quarter Ended September 30 2010
1.	We note your response to prior comment one, from our letter dated December 22, 2010, and appreciate the information you provided. Please also address the following:
•	Explain to us the facts and circumstance that resulted in changes in your annual forecasts during each quarterly period;
Response:
The following response sets forth tables which summarize the changes to our annual forecasts during each quarterly period, which are followed by more detailed explanations of each of the variations:
1stQuarter Annual Forecast vs. 2ndQuarter Annual Forecast

	Domestic	Foreign	Total
1st Quarter Annual Forecast- Pre-Tax Income	[*]	[*]	[*]
2nd Quarter Annual Forecast- Pre-Tax Income	[*]	[*]	[*]

Change	[*]	[*]	[*]

Explanation
Incremental Airbus Volume	[*]	[*]	[*]
BP Gulf oil spill containment work	[*]	[*]	[*]
Incremental 787 ramp up costs	[*]	[*]	[*]
Incremental scrap sales	[*]	[*]	[*]
A more detailed explanation for the significant variations between the 1st Quarter Annual Forecast and the 2nd Quarter Annual Forecast is presented below:

•	Incremental Airbus Volume — In June and July 2010, we were negotiating an amended master contract with Airbus. The new amended and restated contract was formally executed on July 20, 2010. As a part of the new contract, Airbus ordered approximately [*] pounds of additional titanium mill products to be delivered during the remainder of 2010.

•	BP Gulf oil spill containment work — On April 20, 2010, the BP Deepwater Horizon drilling platform suffered an explosive blowout and later sank. Soon after the sinking, one of our subsidiaries, RTI Energy Systems, Inc., entered into several contracts to assist in the engineering and manufacturing of a series of spill containment systems.

•	Incremental 787 ramp up costs — As production of 787 Pi Box-related parts increased, we realized multiple yield, scrap, and quality issues related to this program in excess of those forecasted. As supply chain manager for this program, these costs were borne by us.
Confidential Treatment Requested by RTI International Metals, Inc.
[*] — Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

Securities and Exchange Commission
February 14, 2011

•	Incremental scrap sales — Ferro-titanium and ferro-aluminum demand increased during the first half of 2010 and at this point we expected the increased demand for these alloys to hold for the remainder of 2010.
2nd Quarter Annual Forecast vs. 3rd Quarter Annual Forecast

	Domestic	Foreign	Total
2nd Quarter Annual Forecast- Pre-Tax Income	[*]	[*]	[*]
3rd Quarter Annual Forecast- Pre-Tax Income	[*]	[*]	[*]

Change	[*]	[*]	[*]

Explanation
Additional mill product spot/conversion sales	[*]	[*]	[*]
Incremental BP Gulf oil spill containment work	[*]	[*]	[*]
Incremental 787 ramp up costs	[*]	[*]	[*]
Additional Distribution Group spot sales	[*]	[*]	[*]

A more detailed explanation for the significant variations between the 2nd Quarter Annual Forecast and the 3rd Quarter Annual Forecast is presented below:

•	Additional mill product spot/conversion sales — Our sales force was successful at booking incremental sales orders for delivery during the 3rd and 4th quarters of 2010.

•	BP Gulf oil spill containment work — Additional engineering and manufacturing work related to the BP Gulf oil spill containment efforts was contracted and performed during the 3rd quarter of 2010.

•	Incremental 787 ramp up costs — As production of 787 Pi Box-related parts increased, we realized multiple yield, scrap, and quality issues related to this program in excess of those that had been forecasted. As supply chain manager for this program, these costs were borne by us.

•	Additional Distribution Group spot sales — Spot demand for our titanium and nickel-based alloys began to increase in the 3rd quarter and we expected this increase to hold for the remainder of the year.
Confidential Treatment Requested by RTI International Metals, Inc.
[*] — Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

Securities and Exchange Commission
February 14, 2011

3rd Quarter Annual Forecast vs. Actual 2010 Results

	Domestic	Foreign	Total
3rd Quarter Annual Forecast- Pre-Tax Income	[*]	[*]	[*]
Actual 2010 Results- Pre-Tax Income	[*]	[*]	[*]

Change	[*]	[*]	[*]

Explanation
Gain on asset sales/commitment true-ups	[*]	[*]	[*]
Additional mill spot sales/higher margin product mix	[*]	[*]	[*]
Customer settlements (contingent gains)	[*]	[*]	[*]
Incremental energy product deliveries	[*]	[*]	[*]
Additional Distribution Group spot sales	[*]	[*]	[*]

A more detailed explanation for the significant variations between the 3rd Quarter Annual Forecast and our Actual 2010 results is presented below:

•	Gain on asset sales/commitment true-ups — During November and December of 2010, we sold assets related to our indefinitely idled sponge plant facility. These assets had a carrying value of $[*] and were sold for $[*]. Additionally, we successfully negotiated a $[*] favorable settlement with respect to one accrued commitment relating to this facility.

•	Additional mill spot sales/higher margin product mix — We successfully booked and delivered orders incremental to our plan during the 4th quarter and these orders included a higher margin mix of products.

•	Customer settlements (contingent gains) — During the fourth quarter, we settled two customer negotiations favorable to the Company related to idle capacity and design specification changes on one of our long-term agreements, which resulted in cash payments received by the Company.

•	Incremental energy product deliveries — We were able to expedite the production and deliveries of several orders to our energy market customers.

•	Additional Distribution Group spot sales — Spot demand for our titanium and nickel-based alloys continued to strengthen during the 4th quarter.
Confidential Treatment Requested by RTI International Metals, Inc.
[*] — Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

Securities and Exchange Commission
February 14, 2011

•	Better explain to us why you determined it was not appropriate to change the methodology you used to determine the interim tax provision during the quarter ended June 30, 2010, but that it was appropriate to change your methodology during the quarter ended September 30, 2010; and
Response:
As explained in greater detail below, because of the near break-even forecast prepared for the third quarter, small changes to the forecast produced significant variability in the calculation of the annual effective rate. As a result of this variability, RTI concluded that it could not reliably estimate the annual effective tax rate and therefore prepared the third quarter tax provision using the methodology permitted under ASC 740-270-30-18 (referred to as the “discrete methodology” or “actual effective tax rate”). This contrasts with the second quarter, where small changes to the forecast produced significantly less variability in the annual effective rate, and as such, RTI was able to produce a reliable estimate for use in that quarter.

ASC 740-270 generally requires the use of an estimated annual effective tax rate to compute the tax provision for ordinary income in all jurisdictions during an interim period (referred to as the “annual effective rate methodology”) with limited exceptions. One of these limited exceptions is set forth in ASC 740-270-30-18, which states “Estimates of the annual effective tax rate at the end of the interim periods are, of necessity, based on evaluations of possible future events and transactions and may be subject to subsequent refinement or revision. If a reliable estimate cannot be made, the actual effective rate for the year to date may be the best estimate of the ETR.”

For all quarters, the annual forecast that was used to prepare the tax provision calculation was prepared using the latest information available to management, was presented to the Board of Directors, and was used to make other business decisions. The annual forecast represents the best reflection of estimated pre-tax income for the year.

In the second quarter, RTI prepared the tax provision calculation using the annual effective rate methodology. At that time, the full year forecast showed a loss before tax of $[*], which produced an annual effective tax rate of negative 52.1%. During the preparation of the income tax provision, management considered whether it was appropriate to use the discrete methodology to prepare the tax provision calculation. However, management concluded it was not appropriate to depart from the annual effective rate methodology because the facts and circumstances present in the second quarter did not meet the requirements of ASC 740-270-30-18, as there was not, in management’s opinion, an unreliable estimate during said quarter.

While the tax provision calculation resulted in a negative rate, a fact that on its face appears to be counterintuitive, the negative tax rate was management’s expected year end result. As explained previously, the negative rate is a direct result of the composition of domestic and foreign earnings and the different statutory rates in each jurisdiction. Also, multiple sensitivity calculations were prepared in the second quarter to evaluate how changes to the forecast would impact the effective tax rate calculation. The table below, which reflects the impact to the second quarter effective tax rate calculation when the original forecast is increased and decreased by 2%, illustrates that there was not a significant variance to the effective tax rate calculation for the second quarter.
Confidential Treatment Requested by RTI International Metals, Inc.
[*] — Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

Securities and Exchange Commission
February 14, 2011

	Original	2%	-2%

Second Quarter Sensitivity Analysis
IBT Forecast	[*]	[*]	[*]
Estimated Annual Tax Provision	[*]	[*]	[*]
Rate	[*]	[*]	[*]
Year to date IBT	[*]	[*]	[*]
Tax Provision (benefit) before discrete items	[*]	[*]	[*]
Discrete Items	[*]	[*]	[*]

Tax Provision (benefit) after discrete items	[*]	[*]	[*]
Variance from Original		[*]	[*]
Management determined it was appropriate in the third quarter to use the discrete methodology provided in ASC 740-270-30-18 to calculate the tax provision because the near breakeven results produced significant variability in the tax provision calculation, which caused management to be unable to form a reliable estimate of the annual effective rate. At the third quarter, the full year forecast showed net income before tax of $[*] which produced an annual effective rate of 554.9%.

As was done in the second quarter, multiple sensitivity calculations were prepared to evaluate how changes to the forecast would impact the effective tax rate calculation. The table below, which reflects the impact to the third quarter effective tax rate calculation when the original forecast is increased and decreased by 2%, illustrates that there was significant variability to the effective tax rate calculation for the third quarter.

	Original	2%	-2%

Third Quarter Sensitivity Analysis IBT Forecast	[*]	[*]	[*]
Estimated Annual Tax Provision	[*]	[*]	[*]
Rate	[*]	[*]	[*]
Year to date IBT	[*]	[*]	[*]
Tax Provision (benefit) before discrete items	[*]	[*]	[*]
Discrete Items	[*]	[*]	[*]

Tax Provision (benefit) after discrete items	[*]	[*]	[*]
Variance from Original		[*]	[*]
Based on its analysis, management determined that it was appropriate under ASC 740-270 to prepare the third quarter provision using the discrete methodology, and disclosed in the third quarter tax footnote that that the tax provision was calculated using year-to-date results.

In summary, the determination to move from the annual effective rate methodology to the discrete methodology in the third quarter was based on the determination that the annual effective tax rate could not be reliably estimated in the third quarter because small changes to the near breakeven forecast produced significant variability in the effective rate calculation. In the second quarter, the variability of the effective tax rate was not significant, and a reliable estimate of the tax rate could be made. Therefore, the annual effective rate methodology was used in the second quarter.
Confidential Treatment Requested by RTI International Metals, Inc.
[*] — Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

Securities and Exchange Commission
February 14, 2011

•	Provide us your actual effective income tax rates for the quarter ended December 31, 2010 and the year ended December 31, 2010, including how the amounts were impacted by your changed methodology.
Response:
For the full year ended December 31, 2010, RTI reported net income before tax of $11.8 million and a provision for income taxes of $8.4 million, or an effective tax rate of 71%. The effective tax rate is higher than the statutory rate of 35% principally related to the mix of domestic and foreign earnings and different tax rates in each jurisdiction.

For the quarter ended December 31, 2010, RTI reported net income before tax of $0.9 million and a provision for income taxes of $2.3 million, or an effective tax rate of 261%. The increase in the amount of tax expense recorded is principally related to the increase in domestic income and decrease in foreign losses. Both of these changes result in an increase to tax expense. Because foreign tax rates are lower than the U.S. tax rate, the decrease in foreign losses results in a lower foreign benefit which results in higher consolidated tax expense.

The decision to calculate the third quarter provision on actual results does not have any impact on the year end tax calculation. The year end tax calculation is based on the full year results and includes all discrete items. The impact to the quarter results ended December 31, 2010 was impacted by the decision to use the discrete methodology.

The following table presents the quarter to date results by comparing the full year calculation to the amounts reported in the third quarter financial statements.

	Full Year	YTD Q3		Q4

Income before tax	11,818,000	10,922,000		896,000
Provision for income taxes	8,402,598	6,060,000	(1)	2,342,598
ETR	71%	55%		261%

(1)	Q3 Tax expense calculated using Q3 YTD results
The following table presents the quarter to date results by comparing the full year calculation to the amounts that would have been reported if the full year effective rate methodology would have been used in the third quarter, rather than the discrete methodology. As shown below, if the annual effective tax rate would have been used to calculate the third quarter provision, the amount of tax expense/(benefit) recorded in the fourth quarter would have been different by approximately $[*].

	Full Year	YTD Q3		Q4

Income before tax	11,818,000	[*]		[*]
Provision for income taxes	8,402,598	[*]	(1)	[*]
ETR	71%	[*]		[*]

(1)	Q3 Tax expense calculated using Q3 full year forecast
Confidential Treatment Requested by RTI International Metals, Inc.
[*] — Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

Securities and Exchange Commission
February 14, 2011

Form 8-K filed December 8, 2010
2.	We note your response to the second bullet of prior comment two, from our letter dated December 22, 2010, and understand that parent company equity was incorrectly reflected in the condensed consolidating balance sheets. Please explain to us what other equity disclosures were misstated in light of the incorrect parent company equity balances. Also, please explain to us why you believe it is appropriate to correct this misstatement in future filings and what consideration you have given to revising your disclosures in a Form 8-K/A.
Response:
The misstatements which caused parent equity to be incorrectly reflected in the condensed consolidating balance sheets did not result in a misstatement of other equity disclosures. Rather, the other items impacted were the parent’s intercompany investments and the eliminations for both shareholders’ equity and intercompany investments. There were no other equity or investment account misstatements.

Upon identification of the misstatements, we considered the need to revise our disclosures in a Form 8-K/A using the guidance set forth in Staff Accounting Bulletin Nos. 99 and 108. Our analysis determined that the misstatements contained in the original disclosure were not material. The primary considerations leading to our conclusion to correct the misstatements in future filings rather than revising them in a Form 8-K/A were:
•	The misstatements represented:
•	7.8% of both parent company intercompany investments and shareholders’ equity as of September 30, 2010;

•	7.5% of parent company intercompany investments and 7.4% of parent company shareholders’ equity as of December 31, 2009;

•	14.9% of parent company intercompany investments and 22.5% of parent company shareholders’ equity as of December 31, 2008.
After considering the above quantitative factors, management also considered the following qualitative factors:
•	the misstatements did not impact earnings for any of the categories (parent, guarantors, and non-guarantors);

•	the misstatements had no impact on compliance with our debt covenants;

•	the misstatements had no impact on management compensation;
Confidential Treatment Requested by RTI International Metals, Inc.
[*] — Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

Securities and Exchange Commission
February 14, 2011

•	the misstatements did not impact earnings per share;

•	the misstatements did not change a trend in earnings;

•	the misstatements were not the result of fraud or illegal activity; and,

•	the misstatements did not change net earnings to net loss or vice versa.
After considering the above factors on both an individual and aggregate basis, we concluded that the misstatements were immaterial under the guidance set forth in Staff Accounting Bulletin Nos. 99 and 108. Moreover, because the misstatements did not impact earnings for any of the categories nor did they impact the operating assets and liabilities for any of the categories, we believe the misstatements would not have impacted an investor’s decision to invest in the Company’s convertible notes, and therefore have determined that the misstatements will be corrected in future filings.
     If you have any questions with regard to these responses, need further information or would like to discuss any of the information covered in this letter, please contact me by phone at (412) 893-0083.

Sincerely,
/s/ William T. Hull
William T. Hull
Senior Vice President and Chief Financial Officer

Confidential Treatment Requested by RTI International Metals, Inc.
[*] — Information omitted and provided under separate cover to the Staff pursuant to Rule 83.